Uf 1-31-02**


02005215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
JAN 29 2002
316

SEC FILE NUMBER
8-15869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17-a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) **AND ENDING** 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York,	New York	10036
(City)	(State)	Zip Code

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Joseph R. D'Auria — (212) 537-2584 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

AFFIRMATION

We, Charles F. Vadala and Anthony J. Buovolo, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries for the year ended November 30, 2001 and supplemental schedules pertaining to Morgan Stanley & Co. Incorporated as of November 30, 2001 are true and correct, and such consolidated financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Charles F. Vadala
Managing Director



Anthony J. Buovolo
Executive Director

Subscribed to before me this
11th day of January, 2002.



Notary Public

CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

MORGAN STANLEY & CO. INCORPORATED
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


RECEIVED
JAN 2 9 2002
316
WASH, D.C.
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. Incorporated and subsidiaries as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. Incorporated and subsidiaries at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 11, 2002

MORGAN STANLEY & CO. INCORPORATED
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2001
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 295,257
Cash and securities deposited with clearing organizations or segregated under federal and other regulations (securities at fair value of $34,763,381)	39,224,659
Financial instruments owned ($17,612,270 was pledged to various parties):	
U.S. government and federal agency	13,526,297
Corporate and other debt	13,996,190
Equities	5,822,118
Derivative contracts	1,531,442
Securities purchased under agreements to resell	36,352,091
Securities received as collateral	13,098,203
Securities borrowed	125,922,012
Receivables:	
Customers	12,271,618
Brokers, dealers and clearing organizations	4,369,224
Interest and dividends	521,056
Fees and other	494,060
Property, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $84,016)	52,812
Other assets	148,422
Total assets	$267,625,461

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 11,199,128
Other	392,617
Financial instruments sold, not yet purchased:	
U.S. government and federal agency	11,324,164
Corporate and other debt	2,414,931
Equities	2,858,477
Derivative contracts	1,682,209
Securities sold under agreements to repurchase	88,718,347
Obligation to return securities received as collateral	13,098,203
Securities loaned	43,763,517
Payables:	
Customers	72,254,991
Brokers, dealers and clearing organizations	7,020,562
Interest and dividends	516,813
Other liabilities and accrued expenses	3,974,702
	259,218,661
Subordinated liabilities	4,145,250
Stockholder's equity:	
Common stock ($25 par value, 1,000 shares authorized, issued and outstanding)	25
Paid-in capital	260,922
Retained earnings	4,000,603
Total stockholder's equity	4,261,550
Total liabilities and stockholder's equity	$267,625,461

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY & CO. INCORPORATED
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2001
(In thousands of dollars, except where noted)

Note 1 – Introduction and Basis of Presentation

The Company

The consolidated statement of financial condition includes the accounts of Morgan Stanley & Co. Incorporated ("MS&Co.") and its wholly owned subsidiaries (collectively the "Company"). MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

The Company provides a wide range of financial and securities services. Its businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities; securities and commodities brokerage and research services; the trading of foreign exchange as well as derivatives; and securities lending. The Company's services are provided to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals.

Basis of Financial Information

All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding certain trading inventory valuations, the potential outcome of litigation and other matters that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

The Company has transactions with MSDW and its affiliates, including leasing arrangements, the performance of administrative services and the execution of securities transactions with and on behalf of affiliates.

Receivables from affiliated companies as of November 30, 2001 are comprised of:

Securities purchased under agreements to resell ("reverse repurchase agreements")	$26,144,856
Securities borrowed	24,275,704
Customers	1,822,564
Brokers, dealers and clearing organizations	1,060,493
Fees and other	114,157
	$53,417,774

Payables to affiliated companies as of November 30, 2001 are comprised of:

Securities sold under agreements to repurchase ("repurchase agreements")	$24,102,521
Securities loaned	15,624,160
Customers	1,179,608
Brokers, dealers and clearing organizations	3,466,469
	$44,372,758

Note 2 - Summary of Significant Accounting Policies

Financial Instruments Used for Trading

Financial instruments, including derivatives (futures, forwards and options), used in the Company's trading activities are recorded at fair value. The fair values of trading positions are generally based on listed market prices. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets. Fair values for certain derivative contracts are derived from pricing models which consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions. Purchases and sales of financial instruments are recorded in the accounts on trade date. Unrealized gains and losses arising from the Company's dealings in over-the-counter ("OTC") financial instruments, including derivative contracts related to financial instruments and commodities, are presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. In the normal course of business, the Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings.

Property, Equipment and Leasehold Improvements

Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the related assets, while leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date.

Investment Banking

Underwriting revenues and fees for mergers and acquisitions and advisory assignments are recorded when services for the transaction are substantially completed. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Income Taxes

Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Translation of Foreign Currencies

Non-U.S. dollar denominated assets and liabilities are translated at year-end rates of exchange.

Securitization Activities

The Company engages in securitization activities related to corporate and municipal bonds and other types of financial assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization and rights to any excess cash flows remaining after payments to investors in the securitization trusts of their contractual rate of return and reimbursement of credit losses. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer allocated between the assets sold and the retained interests based upon their respective fair values at the date of sale. To obtain fair values, quoted market prices are used if available. However, quoted market prices are generally not available for retained interests, so the Company estimates fair value based on the present value of expected future cash flows using management's best estimates of the key assumptions, including credit losses, payment rates, forward yield curves and discount rates commensurate with the risks involved. Retained interests in securitized financial assets were not material to the Company's consolidated statement of financial condition at November 30, 2001 and cash proceeds from securitizations totaled $2,101,000.

New Accounting Pronouncement

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," it provides new guidelines for reporting financial assets transferred as collateral and the derecognition of financial assets, in particular transactions involving the use of special purposes entities. SFAS No. 140 prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as sales. The new guidelines for collateral transactions were effective for fiscal years ending after December 15, 2000, while the new guidelines for the derecognition of financial assets were effective for transfers made after March 31, 2001.

Note 3 - Securities Financing Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and federal agency securities, are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. It is the Company's policy to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

On the consolidated statement of financial condition, the Company recognized an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral as a result of its adoption of SFAS No. 140, effective April 1, 2001 (see "New Accounting Pronouncement").

The Company may pledge its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are identified as financial instruments owned pledged to various parties on the consolidated statement of financial condition. The carrying value and classification of securities owned by the Company that have been loaned or pledged to various parties where those parties do not have the right to sell or repledge the collateral were as follows:

	November 30, 2001
Financial instruments owned category:	
U.S. government and federal agency	$ 9,635,096
Corporate and other debt	1,326,785
Equities	2,845,075
Total	$13,806,956

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations, and accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions, customer margin loans, and certain derivative transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2001, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $261,815,205, and the fair value of the portion that has been sold or repledged was $247,207,735.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

Note 4 - Short-Term Borrowings

Borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Other short-term borrowings consist of loans which are unsecured, generally bear interest at rates based upon the federal funds rate and are payable on demand.

The Company maintains a master collateral facility that enables it to pledge certain collateral to secure loan arrangements, letters of credit and other financial accommodations. As part of this facility, the Company also maintains a secured committed credit agreement with a group of banks that are parties to the master collateral facility under which such banks are committed to provide up to $1,875,000 for up to 364 days. This facility was renewed on May 24, 2001. At November 30, 2001, no borrowings were outstanding under this agreement.

The Company entered into a Revolving Credit facility dated September 28, 2001, in the amount of $100,000 for three years. At November 30, 2001, no borrowings were outstanding under this agreement.

These credit agreements contain restrictive covenants which require, among other things, that the Company maintain specified levels of consolidated stockholder's equity and Net Capital, as defined. As of November 30, 2001, the Company was in compliance with all restrictive covenants.

Note 5 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with MSDW and a Subordinated Indenture ("Indenture") with Bank One Trust Company, as trustee, dated September 12, 1994, and modified as of November 28, 1995 and April 24, 1997.

The Cash Subordination Agreement is for $2,500,000, bears interest at 6.55% per annum and has a maturity date of April 30, 2007. Additionally, $1,200,000 is payable under the Company's $5,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of April 30, 2006 and April 30, 2007, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Interbank Offered Rate.

The Indenture is comprised of the following:

Subordinated Notes	Maturity Date	Interest Rate	Amount
Series B	March 1, 2005	8.51%	$243,000
Series D	June 1, 2003	7.03%	95,750
Series E	June 1, 2006	7.28%	81,500
Series F	June 1, 2016	7.82%	25,000
Total			$445,250

Series A and Series C subordinated notes were redeemed on September 1, 2001 and December 1, 2000, respectively.

The estimated fair value of the Company's Cash Subordination Agreement and subordinated notes under the Indenture, based on rates available to the Company at November 30, 2001 for debt with similar terms and maturities, was approximately $2,619,075 and $484,782, respectively.

The Indenture contains restrictive covenants which require, among other things, that the Company maintain specified levels of Consolidated Tangible Net Worth and Net Capital, each as defined. As of November 30, 2001, the Company was in compliance with all restrictive covenants.

Note 6 - Commitments and Contingencies

The Company has non-cancelable operating leases covering office space and equipment. At November 30, 2001, future minimum rental commitments under such leases were as follows:

Fiscal Year	Amount
2002	$108,593
2003	87,705
2004	61,604
2005	57,344
2006	50,890
Thereafter	278,192
Total	$644,328

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

In the normal course of business, the Company has been named as a defendant in various lawsuits and has been involved in certain investigations and proceedings. Some of these matters involve claims of substantial amounts. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the consolidated financial condition of the Company.

The Company had approximately $846,492 of letters of credit outstanding at November 30, 2001 to satisfy various collateral requirements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

The Company has entered into reverse repurchase and repurchase agreements which begin subsequent to November 30, 2001 with principal amounts of approximately $11,417,030 and $8,308,075, respectively.

Note 7 - Trading Activities

Trading Revenues

The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions. While trading activities are generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions.

The Company manages its trading businesses by product groupings and therefore has established distinct trading divisions having responsibility for equity, fixed income and foreign exchange products. Because of the integrated nature of the markets for such products, each product area trades cash instruments as well as related derivative products (e.g., options, futures and forwards with respect to such underlying instruments).

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios to the Company. The nature of the equities, fixed income and foreign exchange activities conducted by the Company, including the use of derivative products in these businesses, and the market, credit and concentration risk management policies and procedures covering these activities are discussed below.

Equities

The Company makes markets and trades in the global secondary markets for equities and convertible debt and is a dealer in exchange traded and OTC equity options and index futures. The Company's activities as a dealer primarily are client-driven, with the objective of meeting clients' needs while earning a spread between the premiums paid or received on its contracts with clients and the cost of hedging such transactions in the cash or forward market or with other derivative transactions. The Company limits its market risk related to these contracts, which stems primarily from underlying equity/index price and volatility movements, by employing a variety of hedging strategies. The Company also takes proprietary positions in the global equity markets by using derivatives, most commonly futures and options, in addition to cash positions, intending to profit from market price and volatility movements in the underlying equities or indices positioned.

The counterparties to the Company's equity transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Fixed Income

The Company is a market-maker for U.S. government securities, corporate bonds, money-market instruments, medium-term notes, high-yield securities, mortgage- and other asset-backed securities, preferred stock and tax-exempt securities. In addition, the Company is a dealer in listed options on U.S. government bonds. The Company also takes positions in futures and options.

The Company also uses mortgage-backed forward agreements ("TBAs") in its role as a dealer in mortgage-backed securities and facilitates customer trades by taking positions in the TBA market. Typically, these positions are hedged by offsetting TBA contracts or underlying cash positions.

The counterparties to the Company's fixed income transactions include investment advisors, commercial banks, insurance companies, broker-dealers, investment funds and industrial companies.

Foreign Exchange

The Company is a market-maker in a number of foreign currencies. In this business, it actively trades currencies in the spot and forward markets earning a dealer spread. The Company seeks to manage its market risk by entering into offsetting positions. The Company also takes proprietary positions in currencies to profit from market price and volatility movements in the currencies positioned.

The majority of the Company's foreign exchange business relates to major foreign currencies such as yen, euro, pound sterling, Swiss francs and Canadian dollars. The balance of the business covers a broad range of other currencies.

The counterparties to the Company's foreign exchange transactions include commercial banks, investment banks, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of MSDW and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes MSDW and its subsidiaries.

Risk management at the Company is a multi-faceted process with independent oversight that requires constant communication, judgment and knowledge of specialized products and markets. The Company's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management policies and procedures are evolutionary in nature and are subject to ongoing review and modification. Many of the Company's risk management and control practices are subject to periodic review by the Company's internal auditors as well as to interactions with various regulatory authorities.

The Management Committee, composed of the Company's most senior officers, establishes the overall risk management policies for the Company and reviews the Company's performance relative to these policies. The Management Committee has created several Risk Committees to assist it in monitoring and reviewing the Company's risk management practices. These Risk Committees, as well as other committees established to monitor specific risks, review the risk monitoring and risk management policies and procedures relating to the Company's market and credit risk profile, sales practices, legal enforceability, and operational and systems risks. The Credit Risk, Market Risk, Controllers, Treasury and Law and Compliance Departments, which are all independent of the Company's business units, assist senior management and the Risk Committees in monitoring and controlling the Company's risk profile. The Credit and Market Risk Departments have operational responsibility for measuring and monitoring aggregate credit risk and market risk with respect to the Company's institutional trading activities and are responsible for risk policy development, risk analysis and risk reporting to senior management and the Risk Committees. In addition, the Internal Audit Department, which also reports to senior management, periodically examines and evaluates the Company's operations and control environment. The Company continues to be committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio.

The Company manages the market risk associated with its trading activities on a Company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to estimate market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. Reports summarizing material risk exposures are produced by the Market Risk Department and disseminated to senior management.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines, which limit the Company's current and potential credit exposure to any one counterparty and to aggregates of counterparties by type of business activity.

The Credit Department administers limits, monitors credit risk exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities and securities issued by other sovereign governments, which, in the aggregate, represented approximately 5% of the Company's total assets at November 30, 2001. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represent approximately 31% of the Company's total assets at November 30, 2001, consists of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of market and credit risk.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Derivative Contracts

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. The Company uses forward and option contracts and futures in its trading activities. In addition, financial futures and forward contracts are actively traded by the Company and are used to hedge proprietary inventory. The Company also enters into delayed delivery, when-issued, warrant and option contracts involving securities. These instruments generally represent future commitments to exchange currencies or purchase or sell other financial instruments on specific terms at specified future dates. Certain of these products have maturities that do not extend beyond one year, while options and warrants on equities may have longer maturities.

These derivative instruments involve varying degrees of off-balance sheet market risk. Future changes in interest rates, foreign currency exchange rates or the fair values of the financial instruments or indices underlying these contracts ultimately may result in cash settlements less than or exceeding fair value amounts recognized in the consolidated statement of financial condition, which, as described in Note 2, are recorded at fair value, representing the cost of replacing those instruments.

The Company's exposure to credit risk with respect to these derivative instruments at any point in time is represented by the fair value of the contracts reported as assets. These amounts are presented on a net-by-counterparty basis (when appropriate) but are not reported net of collateral, which the Company obtains with respect to certain transactions to reduce its exposure to credit losses.

The credit quality of the Company's trading-related derivatives at November 30, 2001 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by external rating agencies or by equivalent ratings used by the Company's Credit Department:

(Dollars in millions)	AAA	AA (1)	A	BBB	Collateralized Non Investment Grade	Other Non Investment Grade	Totals
Fixed income securities contracts (including forward contracts and options)	$ -	$ 5	$ -	$ -	$ -	$ -	$ 5
Foreign exchange forward contracts	32	466	202	43	-	65	808
Equity securities contracts (including warrants and options)	474	230	-	-	13	-	717
Totals	$506	$ 701	$ 202	$ 43	$ 13	$ 65	$1,530
Percent of total	33%	46%	13%	3%	1%	4%	100%

(1) Includes approximately $230 of derivative transactions with affiliates. The Company also has obtained assets posted as collateral by affiliated investment grade counterparties amounting to $230.

Note 8 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by MSDW. The following summarizes these plans:

Equity-Based Compensation Plans

Certain employees of the Company participate in several MSDW equity-based stock compensation plans. MSDW applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options and no expense has been recognized with respect to the granting of these stock options to the participating employees of the Company.

In addition, certain employees of the Company participate in the MSDW Equity Incentive Compensation Plan whereby stock units representing employees' rights to receive unrestricted common shares of MSDW are awarded annually.

Profit Sharing

The Company sponsors a qualified non-contributory profit sharing plan covering substantially all U.S. employees. Contributions are made to eligible employees at the discretion of management based upon the financial performance of the Company.

Employee Stock Ownership Plan

The Company participates in the MSDW and Subsidiaries Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP by the Company and allocation of ESOP shares to employees are made annually at the discretion of MSDW's Board of Directors.

Note 9 - Employee Benefit Plans

The Company sponsors three pension plans for the majority of its employees and employees of its U.S. affiliates. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company also provides certain benefits to former or inactive employees prior to retirement. The following summarizes these plans:

Pension Plans

Substantially all of the employees of the Company and its U.S. affiliates are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplemental plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplementary Plans are accrued by the Company and are funded when paid to the beneficiaries.

The weighted-average discount rate, the rate of increase in future compensation levels and the expected long-term rate of return on plan assets used in determining the projected benefit obligation were 7.55%, 5% and 9%, respectively.

The following table sets forth the funded status of the plans as of November 30, 2001:

	Qualified Plan	Supplemental Plans
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$243,536	$ 119,663
Service cost	19,999	7,043
Interest cost	19,273	9,433
Actuarial loss	16,448	67,675
Benefits paid	(4,839)	(3,007)
Benefit obligation at end of year	294,417	200,807
Reconciliation of fair value of plan assets:		
Fair value of plan assets at beginning of year	296,631	-
Actual return on plan assets	(46,639)	-
Employer contributions	-	3,007
Benefits paid	(4,839)	(3,007)
Fair value of plan assets at end of year	245,153	-
Funded status:		
Unfunded status	(49,264)	(200,807)
Unrecognized net transition obligation	-	946
Unrecognized prior service cost	(424)	2,800
Unrecognized loss	27,925	81,069
Amount contributed	-	542
Net amount recognized	$(21,763)	$(115,450)

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents. At November 30, 2001, the Company's accrued postretirement benefit cost was $53,150.

Note 10 - Income Taxes

The Company is included in the consolidated federal income tax return filed by MSDW. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with MSDW and certain other subsidiaries of MSDW. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with MSDW, all current and deferred taxes are offset with all other intercompany balances with MSDW.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to employee benefit plan payables.

Note 11 - Regulatory Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital rules of the SEC, the CFTC and the New York Stock Exchange ("NYSE"). Under these rules, the Company is required to maintain minimum Net Capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on securities purchased under agreements to resell or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its

business if net capital is less than 5% of such aggregate debit items. At November 30, 2001, the Company's Net Capital was $5,159,371, which exceeded the minimum requirement by $4,454,141 and included Net Capital of $182,043 and excess Net Capital of $181,793 of MS Securities Services Inc., a broker-dealer and a guaranteed subsidiary of MS&Co.

Advances to MSDW and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

During the fiscal year, the Company performed the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

January 11, 2002

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036

In planning and performing our audit of the consolidated financial statements of Morgan Stanley & Co. Incorporated and subsidiaries (the "Company") for the year ended November 30, 2001 (on which we issued our report dated January 11, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP